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www.dechert.com
_________________________________________

Jill Damon

jill.damon@dechert.com
+1 617 728 7135 Direct

April 15, 2016

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Forethought Variable Insurance Trust (the “Registrant”); File Nos. 333-189870 and 811-22865; Post-Effective Amendment No. 19

Ladies and Gentlemen:

On behalf of the Registrant, electronically transmitted for filing pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, is Post-Effective Amendment No. 19 (the “PEA”) to the Registrant’s registration statement on Form N-1A. The PEA is being filed solely for the purpose of registering shares of the following new series of the Registrant: Global Atlantic Motif Aging of America Portfolio, Global Atlantic Motif Real Estate Trends Portfolio and Global Atlantic Technological Innovations Portfolio.

No fee is required in connection with this filing. Please direct any questions concerning the filing to the undersigned at 617.728.7135 or John O’Hanlon at 617.728.7111.

Very truly yours,

/s/ Jill Damon

Jill Damon

cc:        Sarah Patterson

Elizabeth Constant

John O’Hanlon

22189794.2.BUSINESS